Exhibit 21.1

EQT GP Holdings, LP

Subsidiaries

Company	Jurisdiction of Organization
EQT Midstream Partners, LP	Delaware
EQT Midstream Services, LLC	Delaware
Equitrans Investments, LLC	Delaware
Equitrans Services, LLC	Delaware
Equitrans, L.P.	Pennsylvania
EQT Midstream Finance Corporation	Delaware
EQM Gathering Holdings, LLC	Delaware
EQM Gathering Opco, LLC.	Delaware
MVP Holdco, LLC	Delaware